

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 26, 2018

Steven J. Kean
Chairman and Chief Executive Officer
Kinder Morgan Canada Limited
Suite 2700, 300 - 5th Avenue S.W.
Calgary, Alberta T2P 5J2

  Re: Kinder Morgan Canada Limited
     Preliminary Proxy Statement on Schedule 14A
     Filed June 21, 2018
     Response Dated July 19, 2018
     File No. 0-55864

Dear Mr. Kean:

  We have reviewed your July 19, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2018 letter, and page references are to the preliminary proxy statement you filed on June 21, 2018.

Fairness Opinion, page 19

Approach to Fairness, page 21

1. We reissue prior comment 2 in part. Please disclose the material financial projections used by TD Securities to prepare its fairness opinion. Your proposed disclosure states that TD Securities' NPV analysis involved discounting to a present value the projected unlevered free cash flows of the assets from January 1, 2018 until December 31, 2059, but you omit these projections from the revised disclosure. Please also revise to define in this context "unlevered free cash flows."

2.   Please expand your proposed disclosure in response to prior comment 4 to disclose the size of each selected transaction and enterprise value of each selected company.

<u>Selected Precedent Transaction Analysis, page 3 of response letter</u>

3.   The disclosure you propose indicates in part that "Some selected transactions may not have had publicly available information required to determine certain transaction multiples." Revise to clarify how many of the listed transactions the fairness advisor ultimately used to derive each of the referenced multiples, and identify those transactions for which information was unavailable.

<u>Discounted Cash Flow Analysis, page 5 of response letter</u>

4.   Please revise to briefly identify the "several possible scenarios" TD Securities considered in this analysis.

<u>Closing Comments</u>

        Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director
                                        Office of Natural Resources

cc: Adé Heyliger
        Weil, Gotshal & Manges LLP